1320 Centre Street, Suite 202 Newton, MA 02459 Phone: 617-243-0060 Fax: 617-243-0066
July 9, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549
Attn: Geoffrey Kruczek

Re:	Oculus Innovative Sciences, Inc. Registration Statement on Form S-1 File No. 333-158539
Dear Mr. Kruczek:
I am securities counsel for Oculus Innovative Sciences, Inc. (the “Company”). Set forth below is the Company’s response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated July 1, 2009 regarding the Form S-1, File No. 333-158539, as amended, (the “Registration Statement”). The numbering of the responses corresponds to the numbering of the comments in the letter from the Staff. The Company has also filed Amendment No. 3 to the Registration Statement to increase the number of units and add exhibits.

Comment 1.	Please expand your response to prior comment 1 to address that part of comment 8 in our April 27, 2009 letter which stated that the plans for a second tranche, the exercise period of the warrants and your plans to issue replacements for exercised warrants appear to result in a situation where you will be engaged in ongoing capital raising from your director and related selling shareholders while they may be obtaining funds from the public in this offering.

Response 1.	As described in the my letter to you dated June 18, 2009 and in the Registration Statement, on February 6, 2009 the Company entered into Purchase Agreements with a group of accredited investors whereby the Company raised $1,752,803 in gross proceeds through a private placement of 1,4999,404 units (the “February 6th Offering”) which closed on February 6, 2009.

In the February 6th Offering, for each $116.90 invested, an investor received:

• One hundred shares of the Company’s common stock, par value $0.0001 per share;

• A Series A Warrant to purchase fifty-eight shares of common stock at an exercise price of $1.87 per share. The Series A Warrants are exercisable after six months and have a five year term;

• A Series B Warrant to purchase seventy-eight shares of common stock at an exercise price of $1.13 per share. The Series B Warrants are exercisable after six months and have a three year term; and

•   For every two shares of common stock the investor purchases upon exercise of a Series B Warrant, the investor will receive an additional Series C Warrant to purchase one share of common stock. The Series C Warrant shall be exercisable after six months and will have an exercise price of $1.94 and a five year term.

On February 24, 2009, the Company entered into a Purchase Agreement with two accredited investors, including one of the Company’s directors, Robert Burlingame, whereby the Company raised $3 million in gross proceeds investment through a second private placement (the “February 24th Offering” and, together with the February 6th Offering, the “February Offerings”). The February 24th Offering closed in two tranches, on March 4, 2009 and June 1, 2009.

In the February 24th Offering the investors received an aggregate of:

• 2,564,103 shares of the Company’s common stock;

•   Series A Warrants to purchase a total of 1,500,000 shares of common stock, at an exercise price of $1.87 per share. The Series A Warrants are exercisable six months after the issue date and have a five year term. The Series A Warrants also have a cashless feature in the event the shares of common stock underlying the Series A Warrants are not registered.

•   Series B Warrants to purchase a total of 2,000,000 shares of common stock pro rata to the number of shares of common stock issued on each Closing Date at an exercise price of $1.13 per share. The Series B Warrants are exercisable six months after the issue date and have a three year term.

•   In addition, for every two shares of common stock the Investor purchases upon exercise of a Series B Warrant, the Investor will receive an additional Series C Warrant to purchase one share of common stock. The Series C Warrant shall be exercisable after six months and will have an exercise price of $1.94 and a five year term. The Company will only be obligated to issue Series C Warrants to purchase up to 1,000,000 shares of common stock.

The current Registration Statement does not include any selling shareholders. The proceeds from all of the securities being sold on the Registration Statement will go to the Company. Additionally, any exercise price paid pursuant to the warrants described in this Registration Statement and in the registration statement with File No. 333-15776 will be paid to the Company.

As previously disclosed in the Company’s SEC filings, the February 6th Offering closed on February 6, 2009. The first tranche of the February 24th Offering closed on March 4, 2009 and the second tranche closed on June 1, 2009. No further securities will be offered in either of the Offerings.

The Company respectfully notes that the exercise of outstanding warrants does not constitute “on-going capital raising” as suggested by the Staff. The Company also notes it is extremely common for companies to make both private and public offerings of securities while there are outstanding warrants not yet exercised and the Company is not aware of any Staff position or guidance that would prohibit a

Company from making an offering of securities merely because it has outstanding, unexercised warrants. If such a position did exist, we respectfully believe the Commission would not have declared hundreds of registration statements effective over the last few years.

Furthermore, we are unaware of any Staff position that prohibits a Company from engaging in a primary offering solely because it has a resale registration statement effective. Again, it is extremely common for a Company to have more than one registration statement effective at any given time. While it is true the selling shareholders identified on the Company’s registration statement File No. 333-15776 may sell their shares to the public via that registration statement, Rule 415 or other available exemption, there is no understanding or requirement that any funds they receive from such sales be returned to the Company or be used to further purchase any of the Company’s securities.

We respectfully believe we have addressed the Staff’s concerns in its Comment 1. If the Staff has further concerns, we respectfully request a verbal dialogue prior to the Staff issuing further comments on this issue.

Prospectus Cover

Comment 2.	Please tell us how your revisions here in response to prior comment 3 are consistent with Rule 415(a)(1)(ix) of Regulation C. Cite all authority on which you rely.

Response 2.	The Company respectfully notes that it is not relying on subsection (a)(i)(ix) of Rule 415 in the Registration Statement nor has it made such a representation to the Staff. The Company revised the cover page to update the number of units being registered on the Registration Statement and, in response to prior Comment 3, to address the disclosure requirements of Regulation S-K Item 501(b)(8)(iii) and believes such revisions are consistent with Rule 415.

Form S-1 requires that the outside front cover page of the prospectus include the information required by Regulation S-K Item 501. Regulation S-K Item 501(b)(8)(iii) requires that, if the registrant is offering the securities on a best efforts or best efforts minimum/maximum basis, the registrant disclose “the date the offering will end, any minimum purchase requirements, and any arrangements to place the funds in an escrow, trust or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors.” Regulation S-K Item 501(b)(8)(iii) does not state that such disclosures are inconsistent with Rule 415 nor are we aware of any Staff guidance or position on that point.

In response to prior Staff Comment 3, the Company revised the outside front cover of the prospectus to more clearly indicate that the Company expects the offering to close within 30 days of the effectiveness of the Registration Statement, in a single closing and that it has not made any arrangements to place the funds in an escrow, trust or similar account.

Such disclosure is consistent with Rule 415(a)(1)(iv) of Regulation C which provides that:

(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that:

(1) The registration statement pertains only to:

(iv) Securities which are to be issued upon conversion of other outstanding securities.

In its Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations Manual”), the Staff explains that Rule 415 is applicable to offerings of the common stock underlying convertible securities where such offering is not exempt under Section 3(a)(9). Interpretation 612.04 provides that:

“In the case of a registration statement pertaining to an offering of convertible debentures and the common stock underlying the debentures, Rule 415 typically is not applicable to the continuous offering of the underlying common stock because that offering is exempt from registration pursuant to Section 3(a)(9). In cases when the Section 3(a)(9) exemption is unavailable (for example, when securities are convertible into securities of another issuer, when conversion terms require that the shareholder pay consideration at the time of conversion, or when conversion arrangements involve the payment of compensation for soliciting the exchange), absent another exemption, Rule 415(a)(1)(iv) is applicable.”

As described in the Registration Statement, the Company is offering up to 1,900,000 units (“Units”). Each Unit will be comprised of one share of its common stock and a warrant to purchase 0.5 shares of its common stock at a fixed exercise price. Given that the securities in question are warrants, the Company believes that Rule 415(a)(1)(iv) applies. The issuance of shares of common stock upon exercise of the warrants is not exempt from registration under Section 3(a)(9) because the holder must pay an exercise price at the time of conversion. Therefore, although the Company anticipates a single closing, based on the above guidance, the Company has checked the box on the cover page of the Registration Statement indicating that the securities being registered on the Registration Statement will be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

Risk Factors, page 2

Comment 3.	Regarding your response to prior comment 5:

•   Please address when all shares previously included for the selling shareholders in this registration statement may be resold, including the shares underlying warrants that do not have a cashless exercise feature; and

•   It appears that you might also be relying on your prior registration statement, file number 333-157776, for the resale of shares underlying warrants that had not yet been issued when they were registered for sale. Please tell us how this is consistent with prior comment 7 in our April 27, 2009 letter to you. Please also revise your prior registration statement, as appropriate.

Response 3.	In response to the Staff’s comments in its letter dated April 27, 2009, including prior Staff Comment 7, the shares previously included in the Registration Statement for selling shareholders were removed in Amendment No. 1 to the Registration Statement. Therefore, there are no selling shareholders in the Registration Statement.

Shares issued in the February Placements must be sold consistent with federal and state law, either pursuant to a valid registration statement or consistent with an exemption from registration, such as Rule 144. The applicable laws and regulations must be considered, together with the relevant facts, at the time of a proposed sale. Since the Company cannot predict when, if ever, the selling stockholders previously included in the Registration Statement will propose to sell their shares, the Company cannot say with certainty when or how such shares may be resold. Additionally, we note that this comment refers to the risk factors contained in the Registration Statement. Given that the applicable securities laws and regulations apply broadly to all securities, the Company does not believe such restrictions pose a unique risk that necessitates additional disclosure in the Registration Statement beyond what the Company has already disclosed.

The Company is attempting to complete a primary offering and is therefore subject to timing and market risks. Thus, in an effort to complete the comment process, the Company is complying with the Staff’s request to remove the shares referenced by the Staff from the prior registration statement, File No. 333-157776. Therefore, the Company undertakes to file a post-effective amendment to such registration statement to deregister 584,772 shares of common stock issuable upon the exercise of such Series C warrants.

Description of Business, page 17

Comment 4.	Please tell us what you know about the status of any FDA inquiries regarding claims made by you about your products. Provide us copies of related communications between you and the FDA.

Response 4.	The Company is not aware of any FDA inquiries regarding its products. As disclosed in the Company’s public filings, the Company’s products are subject to pre-clinical and clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. However, as of the date of this letter, the Company has no pending applications before the FDA and is not currently in dialogue with the FDA. The Company has disclosed all material developments in the FDA approval process in its public filings, as required, and undertakes to continue to do so.
If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.
Regards,
/s/ Amy M. Trombly
Amy M. Trombly